Leser, Hunter, Taubman & Taubman New York ▪ Washington, DC ▪ Miami Beach ▪ Boca Raton
June 9, 2010
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ms. Riegel

Re:	Radient Pharmaceuticals Corporation Form 10-K Filed April 15, 2010 Form 10-Q Filed November 23, 2009 Form 10-Q Filed May 24, 2010 File No. 001-16695
Dear Ms. Riegel:
This letter is provided in response to your letter dated March 2, 2010 regarding the above-referenced filings of our client, Radient Pharmaceuticals Corporation (the “Company”). The Company’s responses are set forth below the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm. Pursuant our previous conversations, the nature of the comments and our conversations with Ms. Hayes, this letter responds only to your comments related to the periodic reports at issue. To ensure consistency among our filings, we are also amending the Quarterly Report for the quarter ending March 31, 2010. We hope to receive your comments to these responses first, to avoid numerous amendments to the periodic reports. Once these comments and the related periodic filings are cleared, we shall respond to all of the other outstanding comments and file the related reports.
Aside from the revised disclosure set forth below, each amended quarterly filing will include current certifications from the Company’s officers.
     Form 10-K filed on April 15, 2009
33.	Please file copies of the following agreements pursuant to Item 601(b)(10) of Regulation S-K.
•	Lease for your licensed manufacturing facility located at 2492 Walnut Avenue, suite 100, Tustin, California, and

•	Collaboration agreement with Mayo Clinic for the clinical study of the next generation of Onko-SureTM
In addition, please confirm that your disclosure in your form 10-K for fiscal year ended December 31, 2009 will describe the material terms of those obligations, including but not limited to any payment provisions, a range of royalty rates (i.e. low single digits), aggregate milestones, usage restrictions, exclusivity provisions, term and termination provisions. Alternatively, please provide us with a detailed analysis which supports your conclusion that your lease is not a material lease and you are not substantially dependent on your agreement with Mayo Clinic.
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Leser, Hunter, Taubman & Taubman New York ▪ Washington, DC ▪ Miami Beach ▪ Boca Raton
Response: Pursuant to your comment, we filed the requested agreements in our Amended Annual Report on Form 10-K/A for the year ending December 31, 2009 and shall revise our disclosure as follows in the next amendment to our Annual Report on Form 10-K/A. We shall state that the monthly rent for the lease is approximately $6,900 a month and the lease extends until December 2010. We do not anticipate any difficulty in extending or renewing the lease after such time.

We shall update our disclosure in the Collaboration with Mayo Clinic section under the IVD Diagnostic disclosure to state that “the Mayo Clinic upon completion of specific milestones as set forth under the Agreement, shall be compensated approximately $312,000. As of April 2010, milestones have been met and payments made. Although the prestige that comes along with the Mayo Clinic completing this study would enhance our reputation, alternative service providers exist with which we can conduct the same studies and accomplish the same product development. Therefore, our business and operations are not dependent upon our agreement with the Mayo Clinic.”
Form 10-Q filed on November 23, 2009
Note 2. Organization and Summary of Significant Accounting Policies
Deconsolidation
34.	Please disclose in the filing the significant assumptions used in determining the fair value of the noncontrolling interest in JPI. Tell us the basis for your assumptions.

Response: Pursuant to your comment, we shall add the following disclosure to Note 2 – Organization and Summary of Significant Accounting Policies in our 10-Q/A for the quarter ending March 31, 2010, and ensure that all of the disclosure in our 10-Q/A for the quarter ending September 30, 2009 and our 10-K/A for the year ending December 31, 2009 conforms to one another:

“Upon deconsolidation, the Company conducted a valuation of its investment. In determining the valuation of the Company’s interest in JPI at September 29, 2009, the most significant assumptions, as disclosed in the Company’s annual report for the year ended December 31, 2009, included the following:
•	Sales growth — Based on management’s expectations and historical analysis;

•	Cost of sales/Gross Margin — Based on historical analysis and management expectations;

•	Selling, General and Administrative Expenses — Based on historical analysis and management expectations;

•	Comparable Public Companies — Based on same or similar line of business as the Company and those that possessed similar to those of the Company; and, Discounts — The Company evaluated discounts related to the following:
o	Lack of control

o	Lack of marketability
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Leser, Hunter, Taubman & Taubman New York ▪ Washington, DC ▪ Miami Beach ▪ Boca Raton
In addition to the above, the Company noted that JPI had a recent history of significant revenues and gross operating profits which the Company deemed particularly relevant. Furthermore, JPI realized an operating profit in the twelve month period ended September 30, 2009. The Company considered this performance indicative of future performance. The Company used a combination of the Income and Market Approaches to the Valuation. The Company utilized data obtained from comparable publicly traded companies operating in the same or similar line of business as a function of revenue and earnings before interest, taxes, depreciation and amortization. This was considered appropriate since the value of an asset is reasonably reflected by what an arms-length buyer is willing to pay for an asset possessing similar characteristics. Based on the combination of the Income and Market Approaches, the Company determined that a 100% controlling equity interest in JPI was valued at approximately $35,000,000. Accordingly, the Company’s 97.6% non-voting equity interest, after application of a reasonable discount related to lack of control and lack of marketability, was $20,500,000.
The ownership interest is not adjusted to fair value on a recurring basis. Each reporting period we assess the fair value of our ownership interest in JPI in accordance with FASB ASC 325-20-35 paragraphs 1A and 2. Each year we conduct an impairment analysis in accordance with the provisions within FASB ASC 320-10-35 paragraphs 25 through 32.”
We also shall delete the following language from Note 2, under the sub-heading “Impairment of Long-Lived Assets” in our Amended 10-Q/A for the quarter ended March 31, 2010:
“The carrying value of the Company’s investment in JPI represents its ownership interest in JPI, accounted for under the cost method. The ownership interest is not adjusted to fair value on a recurring basis. Each reporting period we assess the fair value of our ownership interest in JPI in accordance with FASB ASC 325-20-35 paragraphs 1A and 2. Each year we conduct an impairment analysis in accordance with the provisions within FASB ASC 320-10-35 paragraphs 25 through 32.”
35.	Disclose how you intend to determine if impairment has occurred at each balance sheet date. Refer to ASC 325-20-35 and the specific fact patterns and restrictions on obtaining information regarding your investment as is indicated in your filing.

Response: Based on the agreement entered into by the Company’s management and JPI’s management, a key component of such agreement was that the Company was to be provided timely financial information and various other operational data that will allow the Company to adequately analyze its investment in JPI. Upon deconsolidation, the Company employed a third party valuation firm to assist in the initial valuation of its investment.

The Company shall amend its disclosure regarding the lack of timely response to its requests for financial information in the Form 10-Q/A for the quarter ended September 30, 2009, so that such Form contains the same disclosure as set forth in the form 10-K/A for the year ended December 31, 2009. This more correctly reflects the fact pattern that existed at that time and in future periods. Accordingly, we shall revise our disclosure for Note 2 – Organization and Summary of Significant Accounting Policies under Deconsolidation from “non-responsiveness by the management in China to requests by Company management for financial information” to “lack of timely responses from the management in China to requests by Company management for financial information.” As stated above, we shall also
17 State Street ▪ Suite 1610 ▪ New York, NY 10004 ▪ Tel: 212.732.7184 ▪ Fax: 212.202.6380 ▪ www.lhttlaw.com

Leser, Hunter, Taubman & Taubman New York ▪ Washington, DC ▪ Miami Beach ▪ Boca Raton
include the following disclosure in each of the Forms: “The ownership interest is not adjusted to fair value on a recurring basis. At each reporting period, we assess the fair value of our ownership interest in JPI in accordance with FASB ASC 325-20-35 paragraphs 1A and 2. Each year we conduct an impairment analysis in accordance with the provisions within FASB ASC 320-10-35 paragraphs 25 through 32.”
36.	Disclose the number of shares of preferred stock of JPI acquired in the exchange and the percentage of preferred stock outstanding.

Response: We included the following language in our Amended Annual Report on Form 10-K/A for the year ended December 31, 2009 and we shall so conform the disclosure in the next amendment to our 10-Q for the quarter ending September 30, 2009: “Based on the Agreement [with JPI] and in accordance with current accounting guidelines, we deconsolidated JPI as of the date we ceased to have a controlling financial interest, which was effective September 29, 2009. In accordance with the Agreement, we agreed to exchange our shares of JPI for 28,000,000 non-voting shares of preferred stock, which represents all outstanding shares of preferred stock, relinquished all rights to past and future profits, surrendered our management positions and agreed to a non-authoritative minority role on the board of directors.”
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
US Operations
37.	You disclose that you entered into distribution agreements with Grifols USA, LLC and Tarom Applied Technologies Ltd. for the marketing and sales of Onko-Sure in the US and Israel, respectively. Please file copies of the following agreements pursuant to Item 601(b)(10) of Regulation S-K. In addition, please confirm that your disclosure in your Form 10-K for your fiscal year ended December 31, 2009 will describe the material terms of those obligations, including but not limited to any payments provisions, aggregate milestone, usage restrictions, exclusivity provisions, term and termination provisions. Alternatively, please provide us with a detailed analysis which supports your conclusion that you are not substantially dependent on these agreements.

Response: Pursuant to your comment, we filed copies of our distribution agreements with Grifols U SA, LLC (“Grifols”) and Tarom Applied Technologies Ltd. (“Tarom”) in our Amended Annual Report on Form 10-K/A for the year ended December 31, 2009, as filed on May 3, 2010. We shall also update our disclosure in the next amendment to our Form 10-K/A for the year ended December 31, 2009 to include the following language in the section, “ONKO-SUREtm Test Kit Sales and Licensing Strategy” under, the IVD Diagnostic Division disclosure:

“Our five year distribution agreement with Grifols grants them exclusive rights to distribute our DR-70 Kits in the United States for the indicated use as identified and registered with the United States Food
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Leser, Hunter, Taubman & Taubman New York ▪ Washington, DC ▪ Miami Beach ▪ Boca Raton
and Drug Administration. The agreement requires Grifols to purchase a minimum amount of DR-70 Kits during each quarter of the agreement; starting with 50 kits in September 2009 and at least 280 for the quarter ending May 31, 2014 for a total of at least 2,640 kits during the term. Pursuant to the Agreement, we are to meet with Grifols 30 days before the end of the 5 year term to establish the minimum purchase requirements for the next 5 years; if we cannot agree, the agreement shall automatically terminate.

Pursuant to our two year distribution agreement with Tarom, they have exclusive rights to market DR-70 in Israel. As this is a new market, minimum purchase requirements have not yet been determined.

The Company is not reliant on the above distribution agreements as the monetary value of the minimum purchase requirement is currently immaterial to the Company. One of our objectives in entering into these respective agreements is to utilize the marketing and sales resources of the respective distributor to gain market penetration and brand recognition within the specified region.”

38.	You disclose that you intend to produce and market a variety of cosmetic products that were originally developed by JPI in 2008, based upon their HPE anti-aging therapeutic products. Please confirm that you will disclose in your Form 10-K for your fiscal year ended December 31, 2009 how you acquired the rights to these products, file copies of any relevant agreements and describe the material terms of those agreements.

Response: Pursuant to your comment, we shall add the following disclosure to Part 1, Item 1 – Business section of the next amendment to our Form 10-K/A for the year ended December 31, 2009:

“We now intend to license or sell off our Elleuxe brand of cosmetic products that were originally developed by Jade Pharmaceuticals Inc. in 2008, based upon their HPE anti-aging therapeutic products. We reformulated these products for international markets under the brand name Elleuxe. The Elleuxe family of products is a therapeutic, high-end skin care product line based on the active ingredient ‘Elleuxe Protein” — our proprietary active ingredient that offers cell renewing properties designed to minimize the appearance of aging.

The initial Elleuxe product line includes:
•	Hydrating Firming Cream

•	Renergie Hydrating Cleanser

•	Intense Hydrating Cleanser

•	Visable Renewing Hydrating Softener

•	Smoothing Renewing Eye Moisturizer
The Elleuxe brand was based on cosmetic products originally developed by JPI. However, we commissioned a laboratory in the United States to assist in the reformulation of the product to enhance the product for use in China and other Asian markets. As such, the products and formula noted in the above disclosure is owned by Radient Pharmaceuticals.”
17 State Street ▪ Suite 1610 ▪ New York, NY 10004 ▪ Tel: 212.732.7184 ▪ Fax: 212.202.6380 ▪ www.lhttlaw.com

Leser, Hunter, Taubman & Taubman New York ▪ Washington, DC ▪ Miami Beach ▪ Boca Raton
We understand that you may have additional comments and thank you for your attention to this matter. Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.
Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN
/s/ Rachael Schmierer
By: Rachael Schmierer,
Attorney at Law
Cc: Mr. MacLellan
17 State Street ▪ Suite 1610 ▪ New York, NY 10004 ▪ Tel: 212.732.7184 ▪ Fax: 212.202.6380 ▪ www.lhttlaw.com